SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 7 May 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	2021 First Quarter Trading Update dated 7 May 2021

Exhibit No: 99.1

7 May 2021

InterContinental Hotels Group PLC

2021 First Quarter Trading Update

Highlights

●
Improvement in demand within the first quarter, led by the Americas and Greater China.
●
Group RevPAR down 50.6% vs 2019 (down 33.7% vs 2020); continued industry outperformance in key markets.
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RevPAR reflects a 23%pts reduction in occupancy, with rate sustained at ~80% of 2019 levels.
●
Occupancy of 40.0%, improving through the quarter; 223 hotels (4% of estate) closed at 31 March.
●
Net system size growth broadly flat YTD; global estate 884k rooms (5,959 hotels).
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Opened 7.3k rooms (56 hotels); 5.8k added to Essentials and Suites brands, 1.5k in Premium, Luxury & Lifestyle.
●
Removed 9.5k rooms (61 hotels); 6.3k (31 hotels) for Holiday Inn and Crowne Plaza in Americas and EMEAA.
●
Signed 14.5k rooms (92 hotels), ahead of Q1 last year; total pipeline increased to 274k rooms (1,820 hotels).
●
Repaid £600m UK Government CCFF at maturity; total available liquidity at 31 March of $2.1bn.

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said:

“Trading continued to improve during the first quarter of 2021, with IHG maintaining its outperformance of the industry in key markets and seeing strong performance in openings and signings as we expand our brands around the world. There was a notable pick-up in demand in March, particularly in the US and China, which continued into April. While the risk of volatility remains for the balance of the year, there is clear evidence from forward bookings data of further improvement as we look to the months ahead.

The improved Group RevPAR performance was led by the Americas, which strengthened to -43% versus 2019 levels compared to -50% in Q3 and Q4 2020. In EMEAA, the continuation of lockdowns across much of the region meant RevPAR levels were largely unchanged from the prior two quarters. In Greater China, after temporary domestic travel restrictions were lifted, demand recovered quickly in March towards levels seen in the second half of 2020.

We opened a further 56 hotels during the quarter, and these new openings broadly offset hotels removed as part of our continued focus on maintaining the highest quality estate for our guests. Linked to this, we are making good progress on our review of the Holiday Inn and Crowne Plaza estates. Our pipeline grew with 92 signings in the quarter, driven by our industry-leading midscale brands and continued strong owner appetite for conversion opportunities, particularly in our Premium and Luxury & Lifestyle categories. This includes conversions to our voco brand, which has achieved over 50 signings in more than 20 countries in fewer than three years since launch.

As the rollout of vaccines becomes more established, travel restrictions lift, and economic activity rebuilds, traveller demand will continue to grow and generate further momentum in an industry recovery over the course of the year. Coupled with our resilience as a business and the important work we’re doing to support our owners, develop our brands and expand our pipeline, we’re confident that IHG is well positioned for sustained growth.”

Regional performance

Americas

RevPAR was down 43.0% vs 2019 (down 28.1% vs 2020). Occupancy was 46%, compared to quarters 1-4 of 2020 of 54%, 28%, 46% and 42%, respectively. US RevPAR was down 40.4% vs 2019, with our performance continuing to be ahead of the industry. Our US franchised estate, which is weighted to domestic demand in upper midscale hotels, declined by 36% vs 2019, whilst the US managed estate, weighted to upscale and luxury hotels in urban locations, declined by 73%. There was a notable pick-up in demand in March, benefiting in particular from leisure trips around the Spring Break period. The improvement in trading continued into April, with the booking window extending on strengthening demand for the summer vacation season.

Our estate was 99% open at the end of March across the Americas. Of the 54 hotels still temporarily closed, there remains a greater proportion of upscale and luxury hotels, and also of those in the managed estate.

Gross system growth was 0.8% YTD, with the opening of 4.1k rooms (39 hotels); after the removal of 7.3k rooms (47 hotels), which included 4.5k Holiday Inn and Crowne Plaza rooms, net growth was (0.6)% YTD. The pace of signing activity has picked up sequentially over recent quarters. There were 3.7k rooms (39 hotels) added to the pipeline in the quarter, representing 21 hotels across our Essentials brands and 18 across our Suites brands.

EMEAA

RevPAR was down 71.4% vs 2019 (down 62.0% vs 2020). Occupancy was 27%, compared to quarters 1-4 of 2020 of 54%, 14%, 31% and 29%, respectively. The performance by region continued to predominately reflect the differing levels of government-mandated closures and restrictions, with RevPAR vs 2019 down 75% in the UK, 87% Continental Europe, 75% Japan, 73% South East Asia and Korea, 51% Australia and 49% Middle East.

Hotel reopenings continued, with 165 hotels or 14% of the EMEAA estate still temporarily closed at the end of March, compared to 215 at the start of the year; eight of the 17 owned and leased hotels remained temporarily closed.

Gross system growth was 0.3% YTD, with the opening of 703 rooms (5 hotels); 2.0k rooms (13 hotels) were removed in the quarter, resulting in net growth of (0.6)% YTD. We signed 3.0k rooms (13 hotels) in the region, weighted to conversions.

Greater China

RevPAR was down 37.7% vs 2019, and up 78.2% vs 2020. Occupancy was 40%, compared to quarters 1-4 of 2020 of 22%, 32%, 57% and 57%, respectively. Increases in Covid-19 cases and the reintroduction of temporary restrictions impacted RevPAR in January and February, though the recovery resumed in March with demand returning towards levels already seen in the second half of last year. As has been the case in previous quarters, in Mainland China the RevPAR decline was greatest in Tier 1 cities with a 41% decline vs 2019, whilst Tier 2-4 cities, which are more weighted to domestic and leisure demand, performed better with a decline of 27%.

Gross system growth was 1.7% YTD, with the opening of 2.5k rooms (12 hotels); 191 rooms (1 hotel) was removed in the quarter, resulting in net growth of 1.6% YTD. We signed 7.9k rooms (40 hotels) in the region, including 25 across the Holiday Inn Brand Family.

For further information, please contact:

Investor Relations (Stuart Ford; Rakesh Patel; Kavita Tatla)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Conference call for analysts and shareholders:

A conference call with Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, will commence at 9:00am (London time) on 7 May 2021 and can be accessed at www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional shareholders wishing to ask questions should use the following dial-in details for a Q&A facility:
UK local:	0203 695 9549
UK:	0800 358 1088
US:	+1 833 829 1091
All other locations:	+44 203 695 9549
Passcode:	53 55 68

An audio replay will also be available for 7 days using the following details:

UK:	0203 936 3001
All other locations:	+44 203 936 3001
Passcode:	71 89 18

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 7 May. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 16 hotel brands and IHG Rewards, one of the world’s largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 in the development pipeline.

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Premium: HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels, voco Hotels
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Luxury and lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 350,000 people work across IHG’s hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Appendix 1: RevPAR movement summary

	Q1 2021 vs 2019			Q1 2021 vs 2020
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	(50.6)%	(22.1)%	(23.3)%pts	(33.7)%	(20.4)%	(8.0)%pts
Americas	(43.0)%	(20.4)%	(18.1)%pts	(28.1)%	(17.1)%	(7.0)%pts
EMEAA	(71.4)%	(28.8)%	(40.8)%pts	(62.0)%	(25.4)%	(26.0)%pts
G. China	(37.7)%	(18.3)%	(12.8)%pts	78.2%	(6.8)%	19.3%pts

Appendix 2: RevPAR movement at constant exchange rates (CER) vs. actual exchange rates (AER)

	Q1 2021 vs 2019			Q1 2021 vs 2020
	CER	AER	Difference	CER	AER	Difference
Group	(50.6)%	(50.1)%	0.5%pts	(33.7)%	(32.6)%	1.1%pts
Americas	(43.0)%	(43.2)%	(0.2)%pts	(28.1)%	(28.0)%	0.1%pts
EMEAA	(71.4)%	(70.4)%	1.0%pts	(62.0)%	(60.1)%	1.9%pts
G. China	(37.7)%	(35.3)%	2.4%pts	78.2%	90.2%	12.0%pts

Appendix 3: monthly RevPAR

2021 vs 2019	Jan	Feb	Mar
Group	(52.5)%	(53.8)%	(46.6)%
Americas	(45.1)%	(45.4)%	(39.4)%
EMEAA	(71.1)%	(72.7)%	(70.6)%
G. China	(41.5)%	(51.1)%	(23.2)%

2021 vs 2020	Jan	Feb	Mar
Group	(51.7)%	(47.7)%	20.8%
Americas	(44.2)%	(44.2)%	20.7%
EMEAA	(72.2)%	(69.7)%	(21.5)%
G. China	(21.9)%	335.0%	288.6%

2020 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(1.5)%	(10.8)%	(55.1)%	(81.9)%	(75.6)%	(67.4)%	(58.1)%	(51.0)%	(50.9)%	(51.9)%	(55.3)%	(52.4)%
Americas	0.2%	(0.9)%	(49.0)%	(80.1)%	(72.5)%	(62.0)%	(54.0)%	(48.6)%	(46.4)%	(48.0)%	(51.4)%	(49.5)%
EMEAA	2.1%	(11.3)%	(62.7)%	(89.3)%	(88.5)%	(85.3)%	(74.7)%	(66.3)%	(69.9)%	(70.5)%	(72.4)%	(68.6)%
G. China	(24.6)%	(89.3)%	(81.4)%	(71.2)%	(57.1)%	(48.6)%	(35.9)%	(20.2)%	(11.0)%	(16.9)%	(22.5)%	(15.1)%

Appendix 4: Q1 2021 system and pipeline summary of movements and total closing position (rooms)

	System						Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%*	Signings	Total
Group	7,274	(9,491)	(2,217)	883,819	(0.3)%	0.3%*	14,523	273,883
Americas	4,116	(7,318)	(3,202)	510,810	(0.6)%	(2.5)%*	3,658	100,268
EMEAA	703	(1,982)	(1,279)	226,570	(0.6)%	2.4%	3,007	77,835
G. China	2,455	(191)	2,264	146,439	1.6%	7.2%	7,858	95,780
*Excluding the SVC portfolio termination of 17k rooms in Q4 2020, net system growth YOY to Q1 2021 was 2.2% for the Group and 0.8% for Americas

 Appendix 5: definitions

RevPAR, ADR and occupancy: RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability at the end of the relevant period and hotels that have traded in all months in both periods being compared. The principal exclusions in deriving these measures are new openings, properties under major refurbishment and removals. These measures include the adverse impact of hotels temporarily closed as a result of Covid-19. Monthly RevPAR reflects those hotels which have been designated as comparable at the end of the respective quarterly period. RevPAR and ADR are on a CER basis unless otherwise stated.
AER: actual exchange rates used for each respective period.
CER: constant exchange rates with 2021 exchange rates applied to each comparable period in 2020 or 2019

Cautionary note regarding forward-looking statements:

This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	7 May 2021